CAI INTERNATIONAL, INC.

1 Embarcadero Center

Suite 2101

San Francisco CA 94111

September 27, 2010

VIA EDGAR AND FACSIMILE

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CAI International, Inc.
Registration Statement on Form S-3
File No. 333-168480

Dear Mr. Ingram:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CAI International, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. EST on September 29, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the Commission or Staff’s comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CAI INTERNATIONAL, INC.

By:	/s/ Victor Garcia
Victor Garcia
Chief Financial Officer